FOREST OIL CORPORATION
707 Seventeenth Street, Suite 3600
Denver, CO 80202
Phone: (303) 812-1400
Fax: (303) 812-1445

June 2, 2014

Ethan Horowitz
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Forest Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 26, 2014
Supplemental Response dated April 23, 2014
File No. 001-13515

Dear Mr. Horowitz:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated May 19, 2014 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments are set forth below in bold followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 27

1.
We have considered your response to comment 3 in our letter dated April 9, 2014. As noted in our prior comment, management’s discussion and analysis should be revised to provide disclosure quantifying the dollar impact of each causal factor cited in describing material changes in your financial statements. Refer to Item 303(A)(3) of Regulation S-K.

Response to Comment 1

Forest acknowledges the Staff’s comment and is supplying to the Staff under separate cover our response containing an example of proposed enhanced disclosures to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our periodic filings. Forest commits to provide enhanced quantitative disclosure of the type set forth in the example in future filings, although the manner of disclosure (i.e., tabular or textual) may differ as Forest determines to be appropriate under the circumstances.

Securities and Exchange Commission
June 2, 2014

Notes to Consolidated Financial Statements

Note 2 - Property and Equipment, page 65

2.
We note your response to comment 5 in our letter dated April 9, 2014. Please tell us about the activities being performed with regard to unproved properties that require a period of ten years before the related costs can be reclassified to proved properties. In addition, please provide additional information explaining the statement in your response that you “did not consider any unproved property or project to which unproved property costs relate to be individually significant to warrant disclosure.”

Response to Comment 2

With respect to the Staff’s question as to the activities being performed with regard to unproved properties that require a period of ten years before the related costs can be reclassified to proved properties, Forest estimates that, based on the number of remaining probable and possible drilling locations that exist on its acreage, it will take up to ten years to either drill those locations or reclassify the locations as proved undeveloped; at which time, in either case, unproved property costs would be reclassified to proved properties.

Regarding our previous response that we “did not consider any unproved property or project to which unproved property costs relate to be individually significant to warrant disclosure,” we have included the table below which sets forth the carrying value of unproved properties by field. In the aggregate, Forest’s unproved properties represent only 6.6% of the carrying value of its net oil and gas properties as of December 31, 2013, and no single field’s unproved property value exceeded 1.4% of Forest’s net oil and gas property value. In addition, work-in-progress costs of $4.1 million, which primarily relate to drilling costs incurred through December 31, 2013 on wells not booked as proved locations as of December 31, 2013, represented just .5% of our net oil and gas property value and only 7.6% of the unproved property balance. Accordingly, our view was that no unproved property balance (or project balance as it relates to work-in-progress or the general continued development of unproved acreage) to be individually significant so as to “provide a description in the notes to the financial statements of the current status of significant properties or projects involved” in accordance with Item 210.4-10(c)(7)(ii) of Regulation S-X.

Field	Unproved Property Balance	Percentage of Net Oil and Natural Gas Properties
	(In Thousands)
Woodlawn/Hardwood/Carthage	$10,211	1.3%
Walkers Chapel	8,086	1.0%
Willow Springs	6,470.8%
Arkoma Basin	6,135.8%
Hanging Moss	4,442.6%
Woodardville	4,017.5%
White Oak Creek	3,830.5%
Haggerty Creek	2,407.3%
Gilmer/Overton	1,756.2%
Other	2,206.3%
Subtotal	49,560	6.1%
Work-in-progress	4,085.5%
Grand Total	$53,645	6.6%

Securities and Exchange Commission
June 2, 2014

In connection with the foregoing responses, the undersigned, on behalf of Forest, acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Forest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of this matter.

Sincerely,

/s/ Victor A. Wind

Victor A. Wind
Executive Vice President and Chief Financial Officer

Cc:	Svitlana Sweat
United States Securities and Exchange Commission
Division of Corporation Finance

Patrick R. McDonald
President and Chief Executive Officer
Forest Oil Corporation